Exhibit 12

Avis Budget Group, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Three Months Ended March 31,
	2008	2007
Earnings before fixed charges:
Income (loss) from continuing operations before income taxes	$(18)	$11
Plus: Fixed charges	119	132

Earnings available to cover fixed charges	$101	$143

Fixed charges:
Interest, including amortization of deferred financing costs (a)	$104	$118
Interest portion of rental payment	15	14

Total fixed charges	$119	$132

Ratio of earnings to fixed charges (b)	—	1.1x

(a)

Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Three Months Ended March 31,
	2008	2007
Related to debt under vehicle programs	$72	$83
All other	32	35

	$104	$118

(b)	Earnings were not sufficient to cover fixed charges for the three months ended March 31, 2008.

***